FORM 4
_____ Check this line if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction (b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response: 0.5
1. Name and Address of Reporting Person Sarsten Gunnar E. (Last) (First) (Middle) 11436 Scarborough's Neck Road P.O. Box 459 (Street) Belle Haven VA 23306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Allegheny Energy, Inc.				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) _______________________________________
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Year 08/2002 5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Allegheny Energy, Inc.	08/01/02	J		307*	A	$19.4898	8569	D
Common Stock ($1.25 par value)

*Awarded pursuant to the Company's annual Retainer Fee for Outside Directors effective October 1, 1999, under which a portion of the outside directors' annual retainer fee is paid in whole shares of AE, Inc., common stock up to a maximum value of $12,000.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Option - Grant	AYE Common Stock	23,000	D
(right to buy)

Explanation of Responses:
	**Signature of Reporting Person	/S/ GUNNAR E. SARSTEN Date08/01/02

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure